As Revised

TAHOE REPORTS RECORD 2015 GOLD & SILVER PRODUCTION
2016 Guidance Provided - Shahuindo Reserves Increase by 86%

VANCOUVER, British Columbia – January 14, 2016 – Tahoe Resources Inc. (TSX, BVL: THO, NYSE: TAHO) is pleased to announce mine production results for 2015 and to provide production and cost guidance for 2016. The Company also reports mineral resources and mineral reserves as of January 1, 2016, including an 86 percent increase in gold mineral reserves at the Shahuindo mine in Peru, and exploration results at the La Arena and Shahuindo properties. All dollar amounts listed are in U.S. dollars.

2015 Mine Production
The Escobal mine concluded its second year of commercial operations with record production in 2015 of 20.4 million ounces (moz) of silver contained in concentrates, within Company guidance of 18 to 21 moz of silver. The La Arena mine achieved record gold production of 230,436 gold ounces for 2015. Metals production at both the Escobal mine in Guatemala and the La Arena mine in Peru came in at the high end of guidance.

Production costs are expected to be at the low end of 2015 guidance when released in March: gold total cash cost between $625 and $650 per ounce and silver between $6.35 and $8.25 per ounce. (See Tahoe’s April 13, 2015 news release for complete 2015 guidance.)

Kevin McArthur, Tahoe’s executive chair commented, “Despite tough market headwinds, we ended the year with very strong mine performance, grew our cash balance, paid $49.7 million in shareholder dividends, repaid $50 million in debt and established a new revolving credit facility with a syndicate of international banks.”

“Tahoe is now poised to deliver on its growth projects, move Shahuindo to commercial production in the second quarter of 2016 and continue the search for additional growth opportunities at this low end of the market cycle,” he added.

Shahuindo Update
Commissioning of the Shahuindo mine and processing plant in Peru commenced in late November 2015. The 10,000 tonne per day (tpd) phase one mine construction is completed and the Mine Operations Permit is expected to be received before the end of January following the final inspection by the Mines Ministry. All other permits for phase one operations have been received.

Approximately 164,000 tonnes of ore at a gold grade of 1.05 grams per tonne (g/t) were placed on the pad during November and December. Bench reconciliation shows mined grades matching well to the mineral reserve model. Production is expected to ramp up to 10,000 tpd by the end of the first quarter 2016.

Plant construction advanced slightly ahead of schedule in the fourth quarter, providing the opportunity to test the desorption/electro-winning circuits, retort and furnace in late December. While the overall plant flow rates were below phase one capacity during this test, it was determined that all circuits are operating within design parameters. The test resulted in December pre-production of 581 ounces gold and 347 ounces silver in doré.

The Company completed final construction of the phase one plant and infrastructure in the first two weeks of January. With commissioning essentially complete, the ramp-up to phase one flow rates and design parameters has begun, with commercial production expected early in the second quarter.

The following factors will be evaluated to determine when commercial production is achieved at Shahuindo:

1.	Operational commissioning of each major mine and plant component;
2.	Monthly mining tonnage at the design rate to the leach pad without significant interruption;
3.	Actual mined gold grade meets expected grades on a consistent basis;
4.	Leach pad operations are operating as intended and the recovery of gold ounces placed on the pad consistently meets expectations;
5.	Gold production meets target levels and is deemed sustainable.

The Company continues to advance design and test work to optimize the mine sequence, determine possible crushing and agglomeration requirements for siltstone ores and provide long-term capital and operating cost estimates. Details of this work are contained in the National Instrument (NI) 43-101 compliant technical report for Shahuindo which the Company will file on SEDAR on January 25, 2016. Concurrent with optimization studies, permitting, construction of the life of mine leach pad and fabrication of the carbon re-generation circuit are underway, all designed to support the currently envisioned 36,000 tpd phase two production rate. Capital costs for this phase two work are included in the project capital 2016 guidance.

Ron Clayton, Tahoe’s president and chief operating officer said, “The teams at La Arena and Shahuindo exceeded all expectations in 2015, with record production at La Arena, acquisition of permits and rapid ramp-up to production at Shahuindo. In addition to the significant reserves increase and ongoing optimization work at Shahuindo, we are enthusiastic about exploration opportunities that offer a strong chance of growing resources and reserves at both operations.”

Exploration Update
Subsequent to the Rio Alto merger in April 2015, the Company designed a new exploration program for Peru to enhance existing mineral resources and explore other near-mine targets in the La Arena and Shahuindo project areas. These efforts represent the first exploration activity at La Arena since 2005 and at Shahuindo since 2012. The program successfully advanced the La Arena sulfide project and the El Alizar oxide target near La Arena.

El Alizar Project
The El Alizar project is located two kilometres west of La Arena where geologic field work and mapping has discovered a 1.5 kilometres long zone of mineralization similar to the La Arena oxide deposit. El Alizar contains the same host rocks, mineralization character, structural controls and surface geochemical signatures as the La Arena oxide deposit. Mapping, sampling and trenching have confirmed anomalous gold in discrete breccia zones that are similar to the high-grade La Arena Tilsa structures. The exploration group has defined five individual drill targets for 2016.

The Company has secured landowner and community permissions and expects permits to begin drilling in early 2016. The proximity of El Alizar to the La Arena plant may provide the Company an opportunity to extend oxide gold production using existing facilities.

A geologic map showing target zones at El Alizar is available at
www.tahoeresources.com/exploration-maps.

La Arena Sulfide Project
Three deep core holes totaling 3,693 metres were completed on the sulfide project east of the La Arena oxide pit. The objective of this drilling was to test continuity of higher-grade mineralized structures at depth and to further characterize the intrusive, alteration and structural aspects of the deposit.

Copper-gold mineralization in the La Arena porphyry occurs within two intrusive bodies covering an area roughly 1,400 metres long and 200-500 metres wide. Porphyry style mineralization is currently defined to 1, 200 metres in depth, well below the limits of the 274 million tonne mineral resource pit shell in the 2015 Rio Alto Feasibility Study (274.0 million tonnes at 0.33% Cu and 0.24 g/t Au).

A drill hole location map and long section of the La Arena sulfide project is available at www.tahoeresources.com/exploration-maps.

The following table summarizes the significant intercepts from the 2015 La Arena sulfide drilling:

Hole No.	Azimuth	Dip	From (m)	To (m)	Width (m)[1]	Cu %	Au g/t	Remarks
LA-D15-001	88	-70	20.2	374.5	354.3	0.30	0.193	Central Intrusive
		incl.	310.5	362.0	51.6	0.61	0.284
			422.0	1072.0	650.0	0.38	0.175
		incl.	514.0	536.0	22.0	0.79	0.452
		incl.	676.2	796.0	119.8	0.73	0.360
		incl.	806.0	834.0	28.0	0.50	0.249
		incl.	964.0	998.3	34.3	0.58	0.222
LA-D15-002A	89	-60	280.0	1079.0	799.0	0.33	0.162	South Intrusive
		incl.	402.0	447.0	45.0	0.45	0.163
		incl.	570.0	764.0	194.0	0.55	0.305
LA-D15-003A	90	-75	28.3	120.0	91.7	0.97	0.883	North Intrusive
		incl.	67.5	111.8	44.3	1.66	1.595
			300.0	946.9	646.9	0.38	0.222
		incl.	634.0	775.3	141.3	0.58	0.345
			818.0	917.9	99.9	0.46	0.238

1.	Notates drilled width. True widths are undetermined.

Core samples were analyzed by CERTIMIN laboratory in Lima, Peru. Gold was assayed using a 50-gram fire assay with an atomic absorption spectroscopy (AAS) finish. Copper was analyzed using four-acid digestion with an AAS finish. Quality assurance and quality control procedures employed by the Company include the insertion of blind blanks, assay standards and field duplicates into the sample stream. The Company has identified no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the analytical results reported above. The CERTIMIN laboratory is ISO 9001 certified for geochemical, metallurgical and environmental sample analyses. There is no relationship between the Company and CERTIMIN laboratory in Lima other than that of a client and commercial laboratory.

These drill results will be incorporated into a comprehensive geologic model that will form the basis of a new scoping study during 2016. The aim of the scoping study is to provide input into a renewed feasibility-level project study designed to consider trade-offs between a large open pit concept compared to a smaller open pit and bulk underground mining alternative.

Shahuindo Exploration
Exploration at Shahuindo during 2015 included infill drilling to increase confidence in the geologic and mineral resource models, extensional drilling to define resource margins, and reconnaissance drilling to identify new satellite targets outside of the immediate Shahuindo resource.

A location map of Shahuindo drill targets is available at www.tahoeresources.com/exploration-maps.

Recent drilling encountered mineralization in near-surface favorable oxide-sandstone host rocks in the San Lorenzo, Choloque and El Sauce satellite targets. Continued exploration in these zones is designed to provide additional resources that would be readily accessible as extensions of the current Shahuindo pit.

The recent discovery of new mineralized zones outside of the Shahuindo resource demonstrates the limited exploration conducted throughout the district to date. Exploration will focus on other targets in the Cantera, Azules and La Chilca zones and seek to identify other early-stage targets in the district.

A summary of Tahoe’s 2015 exploration drilling in the Shahuindo district, including tabulations of significant drill intercepts for each target area is included in the January 25, 2016 Shahuindo NI 43-101 technical report which will soon be available on the Company’s website at www.tahoeresources.com and on SEDAR at www.sedar.com.

Mineral Resources and Mineral Reserves as of January 1, 2016
The Company calculated mineral resources and mineral reserves as of January 1, 2016 for Escobal and La Arena and completed new mineral resource and mineral reserve estimates for Shahuindo which resulted in a significant increase to the Shahuindo mineral reserve.

A summary of the Proven and Probable mineral reserves for Escobal, La Arena oxide and Shahuindo oxide is provided below. A detailed tabulation of mineral resources and mineral reserves for each deposit, including byproduct metals, is included in the addendum to this release.

  Escobal: 29.2 million tonnes @ 332 Ag g/t – 311.5 million silver ounces
  La Arena: 80.3 million tonnes @ 0.36 Au g/t – 919,000 gold ounces
  Shahuindo: 111.9 million tonnes @ 0.53 Au g/t – 1.9 million gold ounces

The new Shahuindo NI 43-101 technical report referenced below includes the updated mineral resource and mineral reserve estimates and will be available on the Company’s website on January 25, 2016 at www.tahoeresources.com and on SEDAR at www.sedar.com.

2016 Production and Cost Guidance

2016 Silver Production	18-21 moz
2016 Gold Production	200-250 koz
Total cash cost per silver oz produced net of byproduct credits[1,3,4]	$7.50 - $8.50 per oz
All-in sustaining cost per silver oz produced net of byproduct credits (AISC)[3,4]	$10.00 - $11.00 per oz
Total cash cost per gold oz produced net of byproduct credits[1,4]	$700 - $750 per oz
All-in sustaining cost per gold oz produced net of byproduct credits (AISC) [4]	$950 – 1050 per oz
Sustaining capital[1]	$70 - $85 million
Project capital[2]	$70 - $90 million
Exploration expense[1]	$10 - $12 million
Corporate G&A (includes non-cash stock-based compensation)	$35 - $40 million

1.	Costs included in AISC calculation.
2.	Includes Shahuindo pre-operating credit of $5 million.
3.	Assumes statutory and voluntary royalty of five percent in Guatemala.
4.	See Cautionary Notes section below.

Gold production at La Arena is expected to be between 170,000 and 190,000 gold ounces and full-year production at Shahuindo is expected to be between 60,000 and 75,000 gold ounces. Production at La Arena will decline over the remaining five years of mine life due to lower average reserve grade as indicated in the December 2014 NI 43-101 technical report. In addition, the Company has chosen to exercise capital discipline in this low price environment and will stockpile material below 0.17 g/t gold deferring construction of additional leach pads. These plans are subject to change with metals price improvement and/or additional discovery in areas such as El Alizar.

Sustaining capital cost projections are primarily associated with underground mine development and mobile equipment maintenance at Escobal and leach pad construction at La Arena. Project capital is primarily associated with study, design and construction of the phase two at Shahuindo.

	Escobal	La Arena	Shahuindo
Sustaining Capex	$30 - $35 million	$40 - $50 million
Project Capital	$ 0 - $5 million		$70 - $85 million

Q4 2015 Results
Tahoe will report its fourth quarter and year end 2015 results on March 9, 2016 after market close, with an earnings call on March 10 at 7:00 a.m. PST.

In accordance with IFRS requirements Tahoe is conducting an annual review of the carrying value of its assets, including goodwill, for possible impairment charges in the fourth quarter. The analysis, which is dependent upon various assumptions including metal price forecasts over the remaining life of the assets, is expected to be finalized in Q1 for inclusion in the fourth quarter financial results.

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines in the Americas and to deliver long-term shareholder value through share price appreciation, shareholder dividends and bottom-line growth. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX and BVL as THO and on the NYSE as TAHO.

# # #

Qualified Person Statement
Technical information in this news release has been approved by Tahoe Vice President Technical Services Charlie Muerhoff, a Qualified Person as defined by NI 43-101.

Data Verification
Detailed descriptions and results of Tahoe’s exploration drilling, sampling and analytical procedures, quality assurance and quality control programs, resource estimation methodology, reserve calculation, engineering studies, and project financial analyses can be found in the NI 43-101 compliant technical reports for the Escobal, La Arena, and Shahuindo mines:

Escobal Mine Guatemala NI 43-101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation.

La Arena Project, Peru Technical Report (NI 43-101), February 27, 2015, prepared by Mining Plus Peru S.A.C.

The above reports are available at www.tahoeresources.com or under the Company’s profile on SEDAR at www.sedar.com.

Technical Report on the Shahuindo Mine, Cajabamba, Peru, January 25, 2016, prepared by Tahoe Resources Inc. to be filed on SEDAR on January 25, 2016.

Cautionary Notes
This press release refers to total cash costs and all-in sustaining costs, which are non-GAAP financial measures. Quantitative reconciliations from such non-GAAP financial measures to the most directly comparable measures are presented in the table below.

The calculation of these measures is as follows:

	Ag Ranges	Au Ranges
Total cash costs and total production costs ($000's)	Low-Rounded	Low - Rounded
Production costs	175,000	175,000
Treatment and refining charges	32,000
Total cash costs before by-product credits	207,000	175,000
Less gold credit[1]	(11,000)
Less zinc credit[2]	(21,500)
Less lead credit[3]	(17,000)
Total cash costs net of by-product credits	157,500	175,000

Silver ounces produced in concentrate (000's)	21,000
Gold ounces produced in dore (000's)		250

Total cash costs per ounce before by-product credits	$9.86	$700
Total cash costs per ounce net of by-product credits	$7.50	$700

All-in sustaining costs ($000's)
Total cash costs net of by-product credits	157,500	175,000
Sustaining capital	32,600	39,000
Exploration	2,000	6,000
Reclamation cost accretion	200	1,600
General and administrative expenses	17,600	16,000
All-in sustaining costs	209,900	237,600

Silver ounces produced in concentrate (000's)	21,000
Gold ounces produced in dore (000's)		250

All-in sustaining cost per ounce produced net of by-product credits	$10.00	$950

Metal	Quantity	Price
[1] Au (oz)	8,462	$1,300
[2] Zn (lb)	22,631,579	$0.95
[3] Pb (lb)	17,894,737	$0.95

Forward-Looking Statements
This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; the timing and results of court proceedings; the timing of completion of the leach pad and waste dump expansion at La Arena; alternatives to two-stage crushing and agglomeration at Shahuindo; the updated mineral resource and mineral reserve estimates for Shahuindo; the timing of the anticipated completion of phase one mine construction and commencement of commercial production at Shahuindo; and the advancement of exploration projects, including the sulfide project at La Arena and the El Alizar oxide project adjacent to La Arena.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena mines; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807

Tahoe New Release Addendum

ESCOBAL MINERAL RESOURCES & MINERAL RESERVES AT JANUARY 1, 2016

Measured & Indicated Mineral Resources

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
36.5	332	0.33	0.71	1.18	389,437	385.0	260.2	430.5

Inferred Mineral Resources

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
1.4	205	1.11	0.24	0.45	9,320	50.4	3.4	6.3

Proven & Probable Mineral Reserves

Tonnes (M)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver (koz)	Gold (koz)	Lead (ktonnes)	Zinc (ktonnes)
29.2	332	0.33	0.73	1.19	311,521	305.6	212.6	348.1

Notes:

1.

The basis of the Mineral Resource and Mineral Reserve estimate is from Escobal Mine Guatemala NI 43-101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation. Mineral Resources and Mineral Reserves at January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves stated in the aforementioned technical report.

2.

Mineral Resources are reported using a silver-equivalent cut-off grade of 130 g/t silver. The Escobal Mine Guatemala NI 43-101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation reported Mineral Resources using metal prices of $22/oz silver, $1,325/oz gold, $1.00/lb lead and $0.95/lb zinc.

3.

The Escobal Mine Guatemala NI 43-101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation reported Mineral Reserves using a cut-off calculated from the net smelter return value minus production costs using metal prices of $22.50/oz silver, $1,300/oz gold, $0.95/lb lead and $0.90/lb zinc.

4.	Mineral Reserves are inclusive of Mineral Resources.

LA ARENA RESOURCES & RESERVES AT JANUARY 1, 2016

Measured & Indicated Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	120.8	0.32	-	1,241	-
Sulfide	274.0	0.24	0.33	2,124	2,014
Total M&I	394.8	0.26	0.33	3,365	2,014

Inferred Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	2.5	0.32	-	25	-
Sulfide	5.4	0.10	0.19	18	22
Total M&I	7.9	0.17	0.19	43	22

Proven & Probable Mineral Reserves

Material Type	Tonnes (M)	Gold (g/t)	Copper (%)	Gold (koz)	Copper (Mlbs)
Oxide	80.3	0.36	-	919	-
Sulfide	63.1	0.31	0.43	633	580
Total M&I	143.4	0.34	0.43	1,552	580

Notes:

1

The basis of the Mineral Resource and Mineral Reserve estimate is from La Arena Project, Peru Technical Report (NI 43-101), February 27, 2015, prepared by Mining Plus Peru S.A.C. Mineral Resources and Mineral Reserves at January 1, 2016 calculated by subtracting mine depletion volumes from the Mineral Resources and Mineral Reserves stated in the aforementioned technical report. There has been no depletion of the sulfide Mineral Resources or Mineral Reserves.

2

Oxide Mineral Resources are reported using a gold cut-off grade of 0.07 g/t within a $1,400/oz gold pit shell. Oxide Mineral Reserves are reported using a gold cut-off grade of 0.1 g/t within a pit designed from a $1,200/oz gold pit shell.

3

Sulfide Mineral Resources are reported using a copper cut-off grade of 0.12% within a $3.50/lb copper and $1,400/oz gold pit shell. Sulfide Mineral Reserves are reported using a copper cut-off grade of 0.18% within a pit designed from a $3.00/lb copper and $1,200/oz gold pit shell.

4	Mineral Reserves are inclusive of Mineral Resources.

SHAHUINDO RESOURCES & RESERVES AT JANUARY 1, 2016

Measured & Indicated Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	143.1	0.50	6.7	2,282	30,679
Sulfide	-	-	-	-	-
Total M&I	143.1	0.50	6.7	2,282	30,679

Inferred Mineral Resources

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	2.6	0.42	7.4	36	626
Sulfide	87.7	0.71	21.1	2,002	59,441
Total M&I	90.3	0.70	20.7	2,038	60,067

Proven & Probable Mineral Reserves

Material Type	Tonnes (M)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)
Oxide	111.9	0.53	6.9	1,906	24,541
Sulfide	-	-	-	-	-
Total M&I	111.9	0.53	6.9	1,906	24,541

Notes:

1.

The basis of the Mineral Resource and Mineral Reserve estimate is from Technical Report on the Shahuindo Mine, Cajabamba, Peru, January 25, 2016, prepared by Tahoe Resources Inc. and to be filed on SEDAR on January 25, 2016. The effective date of the Shahuindo Mineral Resource estimate is April 15, 2015. The effective date of the Shahuindo Mineral Reserve estimate is November 1, 2015.

2.

Oxide Mineral Resources are reported using a gold equivalent cut-off grade of 0.14 g/t within a $1,400/oz gold pit shell. Gold-equivalent value calculated using metal prices of $1,200/oz gold and $15/oz silver. Oxide Mineral Reserves are reported using a gold cut-off grade of 0.18 g/t within a pit designed from a $1,200/oz gold pit shell.

3.	Sulfide Mineral Resources are reported using a gold cut-off grade of 0.5 g/t. There are currently no sulfide Mineral Reserves at Shahuindo.

4.	Mineral Reserves are inclusive of Mineral Resources.